[Letterhead of MF Global Ltd.]

March 6, 2009

Duc Dang

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	MF Global Ltd.
Form 10-K
Filed June 13, 2008
File No. 000-01912

Dear Mr. Dang:

We are in receipt of your letter dated February 23, 2009 and thank you for your comments concerning the captioned filing of MF Global Ltd. (“MF Global”). We are pleased to respond to the questions and comments in your letter related to MF Global’s Annual Report on Form 10-K, filed with the Commission on June 13, 2008 (the “2008 Form 10-K”), and MF Global’s Definitive Proxy Statement on Form 14A, filed with the Commission on June 17, 2008 (the “Proxy Statement”).

We have repeated your questions below in bold-face type to facilitate your review, followed by the responses of MF Global in regular type. The numbers correspond to the numbers in the staff’s letter.

Form 10-K

Item 1. Business

General

1.	In future filings, please disclose your total number of employees in accordance with Item 101(c)(1)(xiii) of Regulation S-K.

MF Global respectfully notes that it disclosed on page 61 of the 2008 Form 10-K that, as of March 31, 2008, it had 3,399 employees. MF Global will also disclose such information in “Item 1. Business” in its Annual Report on Form 10-K for the fiscal year ending March 31, 2009 (the “2009 Form 10-K”).

Our Industry

General

2.	We note that your “industry” disclosure is approximately seven pages long. In future filings, please revise to tie the industry disclosure to your

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March 6, 2009, page 2

operations. For instance, on page 7 under the Derivatives subheading, you provide a general summary of various derivative instruments; however, you do not explain which of these products your firm offers. Another example is your disclosure on page 9 about “typical” or “historical” business conduct; instead, it should be revised to clearly illustrate the relevance to your operations.

MF Global will revise the “Industry” disclosure in its 2009 Form 10-K, consistent with the staff’s comments.

Item 1A. Risk Factors

General

3.	We note that your risk factors section is currently 20 pages long. Item 503(c) of Regulation S-K requests a “concise and organized” discussion of the most significant risk factors that make investment in the company speculative or risky. Several of your risk factors are very detailed and provide disclosure that is already located elsewhere in this document. Please see pages 28, 31, 32 and 33 for examples. To the extent that such risk factors remain significant, in future filings, please revise to provide only the information needed to put the risk into context and avoid including mitigating disclosure.

MF Global will revise the “Risk Factors” disclosure in its 2009 Form 10-K, consistent with the staff’s comments.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

4.	Please include the equity compensation plan information table required Item 201(d) of Regulation S-K or advise us as to the reasons for the omission of this table.

MF Global respectfully notes that the equity compensation plan information table required by Item 201(d) of Regulation S-K is included in Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of the Form 10-K in reliance on Question 106.01 of the staff’s Regulation S-K Compliance & Disclosure Interpretations.

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March 6, 2009, page 3

Definitive Proxy Statement on Schedule 14A filed June 17, 2008

Executive Compensation

Compensation Discussion and Analysis

2008 Annual Direct Compensation

General

5.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For instance, we note that there are substantial differences between the levels of compensation received by the named executive officers. For example, we note that Mr. Kevin Davis’s base salary disclosed on page 28 is significantly higher than your other executive officers. Please tell us the basis for the differences and provide such disclosure in future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.

MF Global does not believe that there currently are material differences in compensation policies with respect to individual executive officers. Currently, the decisions made with respect to the compensation of each executive are based on an individual assessment of the executive’s level of responsibility for the oversight and management of MF Global’s business and the executive’s contribution to MF Global’s performance for the period under review. For example, Mr. Davis’ total compensation for the 2008 fiscal year is higher than that of the other named executive officers because of his greater responsibility for such management and oversight.

With respect to the difference between Mr. Davis’ base salary and the base salaries for the other named executive officers for the 2008 fiscal year, MF Global believes that the difference is appropriate given the different tenure, roles and levels of responsibilities amongst the executives. In particular, MF Global respectfully notes that (i) Ms. Butte, MF Global’s Chief Financial Officer at the beginning of the 2008 fiscal year, had the same annualized base salary as Mr. Davis, (ii) Mr. Smith, MF Global’s Chief Operating Officer and Deputy Chief Executive Officer at the beginning of the 2008 fiscal year, had a base salary of $624,928, approximately two-thirds of the base salaries of our Chief Executive Officer and Chief Financial Officer, and (iii) Mr. Polk, MF Global’s Chief Administrative Officer at the beginning of the 2008 fiscal year, had a base salary of $338,560, slightly more than one-third of the base salaries of our Chief Executive Officer and Chief Financial Officer and one-half of the base salary of our Chief Operating Officer.

If there are material differences in compensation policies with respect to individual executive officers in the future, MF Global will identify such differences in future filings.

Base Salary, page 29

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March 6, 2009, page 4

6.	We note that individual base salaries are intended to be appropriate in light of the executive’s respective roles and responsibilities. Please tell us the specific individual factors that the compensation committee considered in determining annual salary increases. Refer to Item 402(b)(2)(v) of Regulation S-K. Please provide similar disclosure in future filings.

Base salaries for the 2008 fiscal year were established by Man Group plc, MF Global’s parent company until the initial public offering of MF Global’s common shares, which was completed on July 23, 2007. Following the initial public offering, MF Global’s Compensation Committee became responsible for MF Global’s overall executive compensation program. As a result of corporate performance following the initial public offering and the deteriorating economic environment, the Compensation Committee did not consider merit increases to base salaries at the beginning of the 2009 fiscal year and at that time had not established a set of factors to consider beyond general corporate performance and market conditions. If the Compensation Committee considers specific individual factors in determining annual salary increases, MF Global will disclose such factors in future filings.

Annual Incentive Compensation, page 29

7.	On pages 29 and 30, we note that Mr. Polk and Healy received incentive compensation. Please provide the specific determinations involved in making such awards. Any financial metrics used should be provided, which include pre-established goals or targets. Similar disclosure should be provided in future filings.

If MF Global grants similar incentive compensation in the future, MF Global will include information regarding any specific determinations involved in future filings to the extent that the disclosure of such information is material to an understanding of MF Global’s compensation program or the Compensation Committee’s decision-making process and would not result in competitive harm.

As noted on page 29 of the Proxy Statement, the incentive compensation paid to Mr. Polk for the 2008 fiscal year was in recognition of his service as interim Chief Financial Officer following the resignation of MF Global’s Chief Financial Officer. The amount paid to Mr. Polk was discretionary and the Compensation Committee did not determine the amount in a formulaic manner. The Compensation Committee considered primarily the recommendation of MF Global’s prior Chief Executive Officer with respect to Mr. Polk’s achievements for the year and the amount, taking into account the annualized bonus paid to MF Global’s Chief Financial Officer for the prior fiscal year.

On page 30, the Proxy Statement discloses that Mr. Healy participates in a quarterly performance arrangement. The amount payable pursuant to this arrangement was determined by direct reference to the performance of the business areas for which Mr. Healy was responsible as Global Head of Interest Rate Products. Under the terms of this arrangement, Mr. Healy’s total cash compensation opportunity was equal to a

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March 6, 2009, page 5

percentage of gross commissions net of exchange fees, brokerage fees, adjustments and rebates, less allocated expenses for staff and operating costs.

This commissions calculation is not one that MF Global publicly discloses and is treated confidentially. MF Global believes that the data and calculation related to the business of the interest rate products division include confidential information the disclosure of which could potentially result in substantial competitive harm.1 MF Global does not disclose financial information for its separate business lines, and the disclosure of this information could allow MF Global’s competitors to better estimate the portion of MF Global’s business derived from the trading of interest rate products and the volume of our trading of interest rate products. In addition, providing this confidential data to our competitors would allow them to gain insights into MF Global’s business and respond accordingly. Competitors could use this information to attempt to calculate MF Global’s profit-margin on trades and determine how MF Global prices trades. We would not, however, necessarily have similar information regarding our competitors.

Compensation Objectives and Process, page 35

8.	To the extent that you provide incentive compensation in future periods, please identify and quantify all of the financial performance measures used to determine annual incentive compensation in future filings. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K. If management uses discretion to increase or decrease incentive compensation from the amount prescribed by pre-established goals/formulas, please explain the use of such discretion in future filings.

Historically, there has generally not been any specific financial performance measures used to determine the annual incentive compensation for employees of MF Global. If specific financial performance measures are used to determine annual incentive compensation in the future or if the Compensation Committee uses discretion to increase or decrease incentive compensation from the amount prescribed by pre-established goals/formulas, MF Global will include this information in future filings to the extent that the disclosure of such performance measures or exercise of discretion is material to an understanding of MF Global’s compensation program or the Compensation Committee’s decision-making process and, in the case of disclosure of performance measures, would not result in competitive harm.

*   *   *   *   *

[1]

See Gulf & Western Indus. v. United States, 615 F. 2d 527, 530 (D.C. Cir. 1979) (finding that, to establish an exemption, a company need not show that competitive harm is a certainty but rather only that there is a likelihood that competitive harm may occur).

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March 6, 2009, page 6

This concludes our responses. In providing these responses, MF Global acknowledges that:

•	MF Global is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement;

•	Staff comments or MF Global’s changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Proxy Statement; and

•	MF Global may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 589-6266.

Sincerely,

MF Global Ltd.

/s/ Howard Schneider

Howard Schneider

General Counsel

cc:	Bernard W. Dan
Jacqueline M. Giammarco. Esq.

David B. Harms

Catherine M. Clarkin

Marc R. Trevino

(Sullivan & Cromwell LLP)